Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RIT TECHNOLOGIES ANNOUNCES CLOSING OF EQUITY INVESTMENT
IN WHOLLY-OWNED SUBSIDIARY 'RIT WIRELESS'

Tel Aviv, Israel – August 12, 2015 – RiT Technologies (NASDAQ: RITT), today announced the closing of an equity investment in its subsidiary, RiT Wireless Ltd. ("RiT Wireless"), by Invencom Technologies Ltd., ("Invencom", an Israeli private company and an affiliate of Stins Coman, the controlling shareholder of RiT Technologies), on August 9, 2015.

Under the terms of the transaction, Invencom purchased ordinary shares of RiT Wireless for a purchase price of $5,000,000, which reflects a post-money valuation of approximately $15 million for RiT Wireless. The purchase price will be paid in three installments, the first of which was $1.3 million paid at the closing by Invencom to RiT Wireless.  Following the transaction, Invencom owns 33% of the ordinary shares of RiT Wireless and RiT owns the remaining 67%.

Prior to the investment, RiT Technologies and RiT Wireless finalized a restructuring of Indoor Wireless Optical Network (IWON) Technology including its product known as  Beamcaster, whereby the technology was contributed to RiT Wireless, for no consideration, by means of a Technology Transfer Agreement signed between the parties on August 6, 2015. In addition, RiT Technologies and RiT Wireless entered into a Transition Services Agreement, dated August 6, 2015 under which RiT Technologies will provide transition services to RiT Wireless, including administration services, sublease of office and warehouse space, bookkeeping, IT Services and more.

Chairman of the Board of Directors of RiT Technologies, S. N. Anisimov, noted, "I am confident this transaction will result in tremendous opportunities for RiT Wireless to gain traction for Beamcaster with potential customers.  Not only is Beamcaster a proven, unique solution based on free space optics that use invisible infrared laser technology, it combines Wi-Fi’s ease of deployment with the strengths of cabling, offering unprecedented levels of security. In terms of technology, it is years ahead of the competition.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

COMPANY CONTACT:
Amit Mantsur
CFO
amitm@rittech.com